FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: April 14, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors and Executive Officers

[Translation]

April 14, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)

Person for inquiries:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Changes in Directors and Executive Officers

This is to advise you that Kyocera Corporation has unofficially decided to change its directors and executive officers as set forth below:

1. Changes in directors and executive officers

Kyocera has unofficially decided to make some changes in the top management of its Board of Directors and to appoint a CEO, a CFO and a COO under its executive officer system to enhance Kyocera Group’s management organization under its global consolidation system.

Name	New Title	Former Title
Kensuke Itoh	Advisor and Director	Chairman of the Board and Representative Director

Yasuo Nishiguchi	Chairman of the Board and Representative Director, and CEO	President and Representative Director President and CEO

Masahiro Umemura	Vice Chairman and Representative Director, and CFO	Executive Vice President and Representative Director

Makoto Kawamura	President and Representative Director, and COO	Managing Executive Officer

The appointments of a CEO, CFO and COO will become effective as from June 1, 2005. Changes in directors will become effective upon approval of the Board of Directors at the meeting following the Annual General Meeting of Shareholders scheduled to be held on June 28, 2005.

2. Director to resign (Effective as from June 28, 2005)

Name	New Title	Former Title
Kazuo Inamori	Chairman Emeritus	Chairman Emeritus and Director